Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$220,174	$(132,786)	$(132,173)	$225,771	$244,917
Add:
Fixed charges	153,236	149,090	122,286	109,825	102,642
Amortization of capitalized interest	1,385	1,216	1,012	793	642
Distributions from joint ventures	7,587	7,956	6,364	14,374	9,625
Less: Interest capitalized	(5,667)	(4,501)	(7,737)	(5,388)	(3,701)
Total earnings	$376,715	$20,975	$(10,248)	$345,375	$354,125
Fixed charges:
Interest expense, net	$132,281	$127,119	$90,535	$81,539	$77,764
Interest capitalized	5,667	4,501	7,737	5,388	3,701
Rental expense interest factor (a)	15,288	17,470	24,014	22,898	21,177
Total fixed charges	$153,236	$149,090	$122,286	$109,825	$102,642
Ratio of earnings to fixed charges	2.5x	(b)	(c)	3.1x	3.5x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.